

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 29, 2021

Michael A. DeNiro, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
 New York, NY 10019-6099

   Re: <u>BlackRock Hedge Fund Guided Portfolio Solution</u>
<u>   File Nos. 333-251797; 811-23626</u>

Dear Mr. DeNiro:

  We have reviewed the registration statement for BlackRock Hedge Fund Guided Portfolio Solution (the "Fund"), filed on Form N-2 with the Securities and Exchange Commission on December 29, 2020, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

2. Please tell us if you have presented any "test-the-waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (*See*, Rule 163B under the Securities Act of 1933 ("Securities Act")).

3. We note the disclosure on page 1 of the prospectus states, "The Fund has received exemptive relief from the Securities and Exchange Commission ('SEC') to, among other things, issue multiple classes of Shares and to impose asset-based distribution fees and early-withdrawal fees as applicable)." Please advise us if you have submitted or expect to submit any additional exemptive applications with this registration statement.

4. Page 2 states, "The Advisor seeks to achieve the investment objective by allocating assets to private investment vehicles ("Portfolio Funds") …The Fund has adopted a policy to invest, under normal circumstance, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Portfolio Funds." We have the following comments on this language:

- We are concerned that the Fund's name could be misleading by suggesting to investors that the Fund is a hedge fund, when this is not the case. Please modify the Fund's name to make clear that the Fund itself is not a hedge fund.
- Please revise the Fund's 80% policy to make clear that the Fund will invest 80% of its assets, plus the amount of borrowing for investment purposes, in private investment vehicles that are hedge funds. The current disclosure would allow the 80% policy to include, for example, private equity funds.
- We note that the Class I shares have a $10,000 initial minimum investment. It is the staff's position that registered closed-end funds that invest more than 15% of their assets in hedge funds should impose a minimum initial investment requirement of at least $25,000. Please explain to us why it would be appropriate to offer Class I shares without imposing a $25,000 limitation. We may have additional comments after reviewing your response.

PROSPECTUS SUMMARY

Investment Objective

5. The Fund seeks "absolute and risk-adjusted returns". Clarify the disclosure as to what is meant by "absolute."

SUMMARY OF FEES AND EXPENSES

6. State in the narrative following the fee table that "Other Expense" are based on estimates for the current fiscal year.

7. With respect to footnote 2, the Expense Agreement must remain in effect for at least one full year from the effective date of this registration statement.

ADDITIONAL INVESTMENT POLICIES
Investment Restrictions

8.   In regard to the Fund's investment policies on concentration, the disclosure states, "This investment restriction does not apply to investments by the Fund in Portfolio Funds." Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance. Please add disclosure to clarify that the Fund will consider the investments in Portfolio Funds when determining the Fund's compliance with its concentration policies.

GENERAL COMMENTS

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

10.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6961.

Sincerely,

/s/ *John Grzeskiewicz*

John Grzeskiewicz
Senior Counsel

cc: Keith A. OConnell, Branch Chief
        Michael J. Spratt, Assistant Director